Marcel KHAN

Finance

Executive Vice President
Group Chief Financial Officer

UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549-6010

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Paris, October 18, 2006

Via Facsimile and EDGAR

Re:	SCOR

Form 20-F for the Fiscal Year Ended December 31, 2005

Filed June 29, 2006

File No. 001-14518

Dear Mr. Rosenberg:

We are in receipt of your letter dated August 28, 2006 and thank you for your comments regarding SCOR's above-referenced filing (the "20-F"). We are pleased to respond to your questions and to have the opportunity to work with the Staff of the United States Securities and Exchange Commission (the "Staff") to further enhance the overall presentation and disclosure in our filings.

For your convenience, we have set forth the comment from your letter in bold typeface and included SCOR's response b•elow it. Capitalized terms used and not defined herein shall have the respective meanings assigned to them in the 20-F.

If further clarification or information is required, please let us know at your earliest convenience.

SCOR hereby acknowledges that:

•	SCOR is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	SCOR may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

www.scor.com	SCOR Immeuble SCOR 1, avenue du Général-de-Gaulle 92074 Paris La Défense Cedex France	Tél.+33 (0)1 46 98 70 00 Fax+33 (0)1 47 67 04 09 e-mail : scor@scor.com	RCS Nanterre B 562 033 357 Siret 562 033 357 00020 Société Anonyme au capital de 763.096.713 Euros

Form 20-F for Year Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects, page 49

G. Critical Accounting Policies, page 67

Technical Reserves, page 68

1.

We believe your disclosure in the Critical Accounting Policies section of MD&A, regarding the estimation of the reserve for loss and loss adjustment expenses in your property-casualty segment, could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe, in order to meet the principal objectives of MD&A, this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and, if so, to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period; and 3) the potential variability in the most recent estimate and the impact this variability may have on results of operations, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material "class of business" such as property, casualty, construction and marine, aviation and transportation within each of your two property-casualty sub-segments and any additional information necessary to achieve these objectives.

a.

Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented. In addition, because IBNR reserve estimates are more imprecise, please provide the amount of gross IBNR separately from case reserves for each "class of business."

b.	Please expand your discussion regarding the methods you used to determine your reserve for loss and loss adjustment expense to include the following:
1.	Identify the unique development characteristics of each material short-tail and long-tail "class of business."
2.

Describe the method you use to calculate the IBNR reserve for each material "class of business." For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

c.

We note that you identify certain assumptions for the overall loss reserving process. Please identify and describe the key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses for each "class of business." In addition please disclose the following:

1.

For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate, the disclosure provided responsive to Industry Guide 6.

www.scor.com	SCOR Immeuble SCOR 1, avenue du Général-de-Gaulle 92074 Paris La Défense Cedex France	Tél.+33 (0)1 46 98 70 00 Fax+33 (0)1 47 67 04 09 e-mail : scor@scor.com	RCS Nanterre B 562 033 357 Siret 562 033 357 00020 Société Anonyme au capital de 763.096.713 Euros

2.

Explicitly identify and discuss key assumptions as of the latest balance sheet date that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

d.

In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present, preferably in a tabular format, the impact that reasonably likely changes in the key assumptions identified may have on results of operations, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely. We believe that disclosure that disaggregates each "class of business" is more meaningful than aggregated reserve volatility disclosure.

In response to your comment, SCOR respectfully submits the following additional information:

The following table shows at December 31, 2005 and 2004, the amount of the reserve for loss and loss adjustment expenses in each material class of business in SCOR’s property-casualty segment, as well as the total reserves for loss and loss adjustment expenses for the Life/Accident & Health segment.

Detail of Losses and loss adjustment expenses reserves by class of business (in EUR millions)	GROSS 2005			GROSS 2004
	IBNR	OTHER RESERVES (*)	TOTAL LOSS AND LAE RESERVES	IBNR	OTHER RESERVES (*)	TOTAL LOSS AND LAE RESERVES
Property / Casualty	1,777	2,560	4,337	1,993	2,465	4,458
Property	478	558	1,036	317	472	789
Casualty	1,183	1,684	2,867	1,585	1,675	3,260
Marine, Aviation, Transportation	51	61	112	52	68	120
Construction	65	257	322	39	250	289
Facultatives and Large Corporate Accounts (SBS)	317	732	1,049	290	674	964
Property	68	460	528	91	392	483
Casualty	170	77	247	143	83	226
Marine, Aviation, Transportation	27	90	117	22	83	105
Construction	52	105	157	35	115	150
Credit, Surety & Political Risks	44	93	137	54	111	165
Life / Accident & Health	17	899	916	24	859	883
	2,155	4,284	6,439	2,361	4,109	6,470

(*) including LAE Reserves

Our methods for determining the reserves for loss and loss adjustment expense vary depending on the class of business, and particularly whether the business is characterized as short tail, medium tail or long tail. The “tail” refers to the length of time that elapses between either the writing of the applicable insurance or reinsurance policy or the loss event (or the insurer's or reinsurer's knowledge of the loss event) and the payment in respect thereof.

Short tail lines are first party coverages such as property. Claims are presented by insureds based on their own damages due to loss events such as fire or theft.

Medium tail lines comprise first party coverages where the amount of damages depends on the actions of third parties or on the economic environment. This is the case for coverages in the areas of marine, transportation, aviation, construction and surety risks.

www.scor.com	SCOR Immeuble SCOR 1, avenue du Général-de-Gaulle 92074 Paris La Défense Cedex France	Tél.+33 (0)1 46 98 70 00 Fax+33 (0)1 47 67 04 09 e-mail : scor@scor.com	RCS Nanterre B 562 033 357 Siret 562 033 357 00020 Société Anonyme au capital de 763.096.713 Euros

Long tail lines are third party coverages where the damages are sustained by third parties due to the actions of insureds, such as coverages in the areas of medical malpractice, motor liability and workers’ compensation. The evolution of such claims typically takes longer than short or medium tail lines due to the long duration between the occurrence of a loss and its settlement and may involve litigation. SCOR calculates IBNR reserves for each class of business by estimating ultimate liability in bulk by actuarial segment first, and then reducing that amount by the amount of paid claims and reserves established for individual cases (case reserves).

The reserves for the overall loss reserving process are estimated using a number of important assumptions such as regulatory trends, legislative activity, social and economic patterns and claims inflation patterns. The effect of anticipated inflation on claims is reflected in reserves for loss and loss adjustment expenses. No significant changes in regulatory, legislative or social and economic environment assumptions have been made compared to the immediately preceding period.

The impact of reasonably likely changes in the reserving parameters is implicitly taken into account by the use of several reserving methods. Given the number of factors considered and the implicit nature of this consideration it is neither practical nor meaningful to isolate a particular assumption or parameter of the process and calculate the impact of changing that single item.

For the attritional part of the short tail lines, the frequency of claims is the assumption that would have the highest impact. There may be additional uncertainty in loss estimation of property classes, for claims due to catastrophic events, both natural and man-made. Such events are infrequent and therefore their impact could not be meaningfully projected using aggregate actuarial reserving techniques. Hence, reserves related to a catastrophe event may be based on the company’s estimated exposures to an industry loss and may include the use of catastrophe modeling software.

For the medium tail lines, the reserves would not be particularly sensitive to fluctuations in either frequency or severity of claims, but rather to a combined effect of the two.

For the long tail lines, the severity is the assumption that would have the highest impact. The uncertainty in loss estimation is particularly pronounced for casualty classes where some information such as required medical treatment or costs for bodily injury claims may emerge after a significant delay.

Since the last balance sheet date, SCOR has not identified any assumptions in establishing reserves for loss and loss adjustment expenses that are materially inconsistent with historical loss reserve development patterns.

SCOR’s loss reserve estimates are subject to potential variability, due to changes in key assumptions in reserving parameters. As mentioned above, due to the number of factors considered and the implicit nature of such considerations it is not practical to isolate the impact of variations in individual assumptions or parameters or to indicate a meaningful estimate of the likelihood of any such variation occurring. Nevertheless, potential variability exists with respect to SCOR’s most recent loss reserve estimates which could have a significant impact on its operations, financial position and liquidity.

To demonstrate the potential impact of variations in IBNR reserves, with regard to short tail business lines, a variation of 5% in IBNR reserves would result in a variation in the results of operations of approximately EUR 27 million.

With regard to medium tail lines, a variation of 5% in IBNR reserves would result in a variation in SCOR’s results of operations of approximately EUR 13 million.

www.scor.com	SCOR Immeuble SCOR 1, avenue du Général-de-Gaulle 92074 Paris La Défense Cedex France	Tél.+33 (0)1 46 98 70 00 Fax+33 (0)1 47 67 04 09 e-mail : scor@scor.com	RCS Nanterre B 562 033 357 Siret 562 033 357 00020 Société Anonyme au capital de 763.096.713 Euros

Finally, a variation of 5% in IBNR reserves of long tail lines would result in a variation of the results of operations of approximately EUR 68 million. In each of the above scenarios, SCOR’s financial position would correspondingly be impacted by an amount equivalent to the variation of the net income. Such changes in loss adjustment expense reserves would not however have a significant impact on SCOR's current liquidity, as the claims would not have to be paid in the immediate future.

* * * * *

Please do not hesitate to contact me at 011-33-1-46-98-71-42 if you have any questions about any of the above.

Very truly yours,

SCOR

By:	/s/ Marcel Kahn
Marcel Kahn

cc:	Securities and Exchange Commission
Oscar Young
Vanessa Robertson

Skadden, Arps, Slate, Meagher & Flom, LLP
Adrian Deitz, Esq.
Armand Grumberg, Esq.

www.scor.com	SCOR Immeuble SCOR 1, avenue du Général-de-Gaulle 92074 Paris La Défense Cedex France	Tél.+33 (0)1 46 98 70 00 Fax+33 (0)1 47 67 04 09 e-mail : scor@scor.com	RCS Nanterre B 562 033 357 Siret 562 033 357 00020 Société Anonyme au capital de 763.096.713 Euros

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